EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,099,136.65	0.0001476	$605.03
Total Transaction Valuation	$4,099,136.65
Total Fees Due for Filing			$605.03
Total Fees Previously Paid	—		$464.38
Total Fee Offsets			—
Net Fee Due			$140.65

1